EXHIBIT 99.1

Biodexa Announces Phase 2a Study of Tolimidone in Type 1 Diabetes Approved by Health Canada

July 16, 2024

Biodexa Announces Phase 2a Study of Tolimidone in Type 1 Diabetes Approved by Health Canada

Biodexa Pharmaceuticals PLC (“Biodexa” or “the Company”), (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs announces progress on initiation of a Phase 2a study of tolimidone in Type 1 diabetes (“T1D”).

Health Canada has approved a Phase 2a dose confirmation study of tolimidone in T1D. The study will be an Investigator Initiated Trial (IIT) to be conducted by the University of Alberta. The study will measure C-peptide levels (a marker for insulin) and HbA1c (a marker for blood glucose) after three months compared with baseline and the number of hyperglycemic events initially in 12 patients across three dose groups. The study may be expanded in due course. It is expected the first patient will be enrolled in the current quarter.

Commenting, Stephen Stamp, CEO and CFO of Biodexa said: ”We are excited to initiate our clinical program in Type 1 diabetes with the University of Alberta and build on the extensive tolimidone data package put together by Pfizer, Melior and Bukwang ”.

About Tolimidone

Tolimidone was originally discovered by Pfizer Inc. (“Pfizer”) and was developed through Phase II for the treatment of gastric ulcers. Pfizer undertook a broad pre-clinical program to characterize the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication in a Phase II clinical trial. Tolimidone is a selective activator of the enzyme Lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signalling cascade initiated by the binding of insulin to its receptor.

Biodexa plans to develop tolimidone for the treatment of T1D. Tolimidone’s potential utility in T1D has been demonstrated by a number of preclinical studies conducted at the University of Alberta, where Lyn kinase was identified as a key factor for beta cell survival and proliferation in in vitro and in vivo models. Most importantly, tolimidone was able to induce proliferation in beta cells isolated from human cadavers.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa™, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer; tolimidone, under development for the treatment of Type 1 diabetes and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at  chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

 Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.